Exhibit 99.3

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

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i

KAMADA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of June 30,		As of December 31,
	2023	2022	2022
	Unaudited		Audited
	U.S Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$21,788	$29,933	$34,258
Trade receivables, net	24,581	17,738	27,252
Other accounts receivables	3,077	6,410	8,710
Inventories	80,237	64,520	68,785
Total Current Assets	129,683	118,601	139,005

Non-Current Assets
Property, plant and equipment, net	26,936	25,914	26,157
Right-of-use assets	5,517	2,810	2,568
Intangible assets, Goodwill and other long-term assets	143,986	150,449	147,072
Contract assets	8,267	6,361	7,577
Total Non-Current Assets	184,706	185,534	183,374
Total Assets	$314,389	$304,135	$322,379
Liabilities
Current Liabilities
Current maturities of bank loans	$4,444	$4,449	$4,444
Current maturities of lease liabilities	1,063	1,010	1,016
Current maturities of other long term liabilities	25,077	20,117	29,708
Trade payables	27,969	17,954	32,917
Other accounts payables	7,235	6,110	7,585
Deferred revenues	38	40	35
Total Current Liabilities	65,826	49,680	75,705

Non-Current Liabilities
Bank loans	10,741	15,185	12,963
Lease liabilities	4,972	2,492	2,177
Contingent consideration	19,028	23,121	17,534
Other long-term liabilities	36,514	41,304	37,308
Deferred revenues	0	15	-
Employee benefit liabilities, net	556	764	672
Total Non-Current Liabilities	71,811	82,881	70,654

Shareholder’s Equity
Ordinary shares	11,737	11,731	11,734
Additional paid in capital net	210,727	210,319	210,495
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(67)	(442)	(88)
Capital reserve from share-based payments	5,902	5,097	5,505
Capital reserve from employee benefits	424	271	348
Accumulated deficit	(48,481)	(51,912)	(48,484)
Total Shareholder’s Equity	176,752	171,574	176,020
Total Liabilities and Shareholder’s Equity	$314,389	$304,135	$322,379

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2023	2022	2023	2022	2022
	Unaudited		Unaudited		Audited
	U.S Dollars in thousands
Revenues from proprietary products	$55,001	$41,618	$30,940	$18,607	$102,598
Revenues from distribution	13,152	10,065	6,503	4,983	26,741

Total revenues	68,153	51,683	37,443	23,590	129,339

Cost of revenues from proprietary products	30,416	24,705	17,192	12,256	58,229
Cost of revenues from distribution	11,462	8,436	5,815	4,094	24,407

Total cost of revenues	41,878	33,141	23,007	16,350	82,636

Gross profit	26,275	18,542	14,436	7,240	46,703

Research and development expenses	7,514	7,063	4,283	2,643	13,172
Selling and marketing expenses	7,862	6,592	3,940	3,271	15,284
General and administrative expenses	6,902	6,316	3,484	3,311	12,803
Other expenses	1,077	619	98	309	912
Operating income (loss)	2,920	(2,048)	2,631	(2,294)	4,532

Financial income	25	3	-	1	91
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	173	593	22	424	298
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(2,070)	(3,875)	(309)	(1,865)	(6,266)
Financial expenses	(939)	(372)	(439)	(178)	(914)
Income (expense) before tax on income	109	(5,699)	1,905	(3,912)	(2,259)
Taxes on income	106	50	93	9	62

Net Income (loss)	$3	$(5,749)	$1,812	$(3,921)	$(2,321)

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Gain (loss) on cash flow hedges	(244)	(784)	(88)	(676)	(776)
Net amounts transferred to the statement of profit or loss for cash flow hedges	265	288	120	222	634
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	76	420	(115)	420	497
Tax effect	-	-	-	-	-
Total comprehensive income (loss)	$100	$(5,825)	$1,729	$(3,955)	$(1,966)

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.00	$(0.13)	$0.04	$(0.09)	$(0.05)
Diluted net earnings per share	$0.00	$(0.13)	$0.04	$(0.09)	$(0.05)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S Dollars in thousands
Balance as of January 1, 2023 (audited)	$11,734	$210,495	$(3,490)	$(88)	$5,505	$348	$(48,484)	$176,020
Net income	-	-	-	-	-	-	3	3
Other comprehensive income (loss)	-	-	-	21	-	76	-	97
Tax effect	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	21	-	76	3	100
Exercise and forfeiture of share-based payment into shares	3	232	-	-	(232)	-	-	3
Cost of share-based payment	-	-	-	-	629	-	-	629
Balance as of June 30, 2023	$11,737	$210,727	$(3,490)	$(67)	$5,902	$424	$(48,481)	$176,752

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S Dollars in thousands
Balance as of January 1, 2022 (audited)	$11,725	$210,204	$(3,490)	$54	$4,643	$(149)	$(46,163)	$176,824
Net income	-	-	-	-	-	-	(5,749)	(5,749)
Other comprehensive income (loss)	-	-	-	(496)	-	420	-	(76)
Tax effect	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	(496)	-	420	(5,749)	(5,825)
Exercise and forfeiture of share-based payment into shares	6	115	-	-	(115)	-	-	6
Cost of share-based payment	-	-	-	-	504	-	-	504
Balance as of June 30, 2022	$11,731	$210,319	$(3,490)	$(442)	$5,097	$271	$(51,912)	$171,574

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S Dollars in thousands
Balance as of April 1, 2023 (Audited)	$11,736	$210,665	$(3,490)	$(99)	$5750	$539	$(50,293)	$174,808
Net income	-	-	-	-	-	-	1,812	1,812
Other comprehensive income (loss)	-	-	-	32	-	(115)	-	(83)
Tax effect	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	32	-	(115)	1,812	1,729
Exercise and forfeiture of share-based payment into shares	1	62	-	-	(62)	-	-	1
Cost of share-based payment	-	-	-	-	214	-	-	214
Balance as of June 30, 2023	$11,737	$210,727	$(3,490)	$(67)	$5,902	$424	$(48,481)	$176,752

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	U.S Dollars in thousands
Balance as of April 1, 2022 (Audited)	$11,728	$210,269	$(3,490)	$12	$4,771	$(149)	$(47,991)	$175,150
Net income	-	-	-	-	-	-	(3,921)	(3,921)
Other comprehensive income (loss)	-	-	-	(454)	-	420	-	(34)
Taxes effect	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	(454)	-	420	(3,921)	(3,955)
Exercise and forfeiture of share-based payment into shares	3	50	-	-	(50)	-	-	3
Cost of share-based payment	-	-	-	-	376	-	-	376
Balance as of June 30, 2022	$11,731	$210,319	$(3,490)	$(442)	$5,097	$271	$(51,912)	$171,574

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Audited
	U.S Dollars in thousands
Balance as of January 1, 2022 (audited)	$11,725	$210,204	$(3,490)	$54	$4,643	$(149)	$(46,163)	$176,824
Net income	-	-	-	-	-	-	(2,321)	(2,321)
Other comprehensive income (loss)	-	-	-	(142)	-	497	-	355
Taxes effect	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	(142)	-	497	(2,321)	(1,966)
Exercise and forfeiture of share-based payment into shares	9	291	-	-	(291)		-	9
Cost of share-based payment	-	-	-	-	1,153		-	1,153
Balance as of December 31, 2022	$11,734	$210,495	$(3,490)	$(88)	$5,505	$348	$(48,484)	$176,020

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2023	2022	2023	2022	2022
	Unaudited				Audited
	U.S Dollars in thousands
Cash Flows from Operating Activities
Net income (loss)	$3	$(5,749)	$1,812	$(3,921)	$(2,321)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	6,327	6,088	3,204	3,061	12,155
Financial expenses (income), net	2,811	3,651	726	1,618	6,791
Cost of share-based payment	629	569	214	376	1,153
Taxes on income	106	50	93	9	62
Loss (gain) from sale of property and equipment	(5)	-	-	-	-
Change in employee benefit liabilities, net	(40)	(96)	(32)	(84)	(111)
	9,828	10,262	4,205	4,980	20,050
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	2,696	17,102	(3,610)	3,610	7,603
Decrease (increase) in other accounts receivables	1,539	2,073	177	1,484	(578)
Decrease (increase) in inventories	(11,452)	2,903	(482)	241	(1,361)
Decrease (increase) in deferred expenses	3,042	(484)	(512)	(374)	(1,340)
Increase (decrease) in trade payables	(5,436)	(7,843)	1,276	5,806	7,055
Increase (decrease) in other accounts payables	(408)	(1,517)	(170)	(745)	290
Decrease in deferred revenues	3	-	(381)	-	(20)
	(10,016)	12,234	(3,702)	10,022	11,649
Cash received (paid) during the period for:

Interest paid	(744)	(380)	(403)	(186)	(853)
Interest received	25	3	0	1	97
Taxes paid	(112)	(18)	(94)	(9)	(36)
	(831)	(395)	(497)	(194)	(792)

Net cash provided by (used in) operating activities	$(1,016)	$16,352	$1,818	$10,887	$28,586

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2023	2022	2023	2022	2022
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Purchase of property and equipment and intangible assets	$(2,147)	$(1,191)	$(1,048)	$(678)	$(3,784)
Proceeds from sale of property and equipment	6	-	-	-	-
Business combination	-	-	-	-	-
Net cash provided by (used in) investing activities	(2,141)	(1,191)	(1,048)	(678)	(3,784)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	3	6	2	3	9
Receipt of long-term loans	-	-	-	-	-
Repayment of lease liabilities	(517)	(573)	(246)	(278)	(1,098)
Repayment of long-term loans	(2,222)	(401)	(1,111)	(385)	(2,628)
Repayment of other long-term liabilities	(6,000)	(3,243)	(4,500)	(1,743)	(5,626)
Net cash provided by (used in) financing activities	(8,736)	(4,211)	(5,855)	(2,403)	(9,343)

Exchange differences on balances of cash and cash equivalent	(577)	396	(248)	160	212

Increase (decrease) in cash and cash equivalents	(12,470)	11,346	(5,333)	7,966	15,671

Cash and cash equivalents at the beginning of the period	34,258	18,587	27,121	21,967	18,587

Cash and cash equivalents at the end of the period	$21,788	$29,933	$21,788	$29,933	$34,258

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$3,585	$296	$5	$121	$551
Purchase of property and equipment and Intangible assets	$840	$775	$840	$775	$618

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:- General

General description of the Company and its activity

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products CYTOGAM®, KEDRAB®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D) ® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, Middle East and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers. During recent years added eleven biosimilar products to its Israeli distribution portfolio, which, subject to European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D). In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial.

In November 2021, the Company acquired CYTOGAM, WINRHO SDF, VARIZIG and HEPGAM B from Saol Therapeutics Ltd. (“Saol”). The acquisition of this portfolio furthered the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., is responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers. Refer to Note 5 in our annual Financial report for further details on this acquisition.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:- Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

b.	Implementation of new accounting standards:

Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants

The Amendment, together with the subsequent amendment to IAS 1 (see hereunder) replaces certain requirements for classifying liabilities as current or non-current. According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period. According to the subsequent amendment, as published in October 2022, covenants with which the entity must comply after the reporting date do not affect classification of the liability as current or non-current. Additionally, the subsequent amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment and subsequent amendment are effective for reporting periods beginning on or after January 1, 2024 with earlier application being permitted. The Amendment and subsequent amendment are applicable retrospectively, including an amendment to comparative data.

The Company believes that the adoption of the Amendment will not have an effect on its financial statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:- Significant events in the reporting period

Grant of options to the purchase ordinary shares of the Company to employees, executive officers.

On February 27, 2023, the Company’s Board of Directors approved the grant of options to purchase up to 147,000 options to purchase ordinary shares of the Company under the 2011 Plan and the US Appendix.

The Company granted, out of the above mentioned, to employees and executive officers the following:

Under the Israeli Share Option Plan:

-	On February 27, 2023, 60,331 options to purchase the ordinary shares of the Company, at an exercise price of NIS 16.53 (USD 4.50) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $108 thousands.

-	On March 01, 2023 3,333 options to purchase ordinary shares of the Company, at an exercise price of NIS 16.63 (USD 4.57) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated on the date of grant at $5.7 thousands.

-	On March 02, 2023 40,000 options to purchase ordinary shares of the Company, at an exercise price of NIS 16.76 (USD 4.60) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated on the date of grant at $71 thousands.

-	On April 23, 2023 40,000 options to purchase ordinary shares of the Company, at an exercise price of NIS 17.67 (USD 4.83) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated on the date of grant at $65 thousands.

Under the US Appendix:

-	On February 27, 2023 3,333 options to purchase the ordinary shares of the Company, at an exercise price of USD 4.57 per share. The fair value of the options was estimated on the date of grant was estimated at $5.80 thousands.

On May 28, 2023, the Company’s Board of Directors approved the grant of 90,000 options to purchase ordinary shares of the Company, under the Israeli Share Option Plan, at an exercise price of NIS 19.46 (USD 5.25) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated on the date of grant at $217 thousands.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Development, manufacturing, sales and distribution of proprietary plasma-derived protein therapeutics.

Distribution	-	Distribute imported drug products in Israel, which are manufactured by third parties.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Six months period ended June 30, 2023
Revenues	$55,001	$13,152	$68,153
Gross profit	$24,585	$1,690	$26,275
Unallocated corporate expenses			(23,355)
Finance expenses, net			(2,811)
Income before taxes on income			$109

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Six months period ended June 30, 2022
Revenues	$41,618	$10,065	$51,683
Gross profit	$16,913	$1,629	$18,542
Unallocated corporate expenses			(20,590)
Finance expenses, net			(3,651)
Income before taxes on income			$(5,699)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended June 30, 2023
Revenues	$34,940	$6,503	$37,443
Gross profit	$13,748	$688	$14,436
Unallocated corporate expenses			(11,805)
Finance expenses, net			(726)
Income before taxes on income			$1,905

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended June 30, 2022
Revenues	$18,607	$4,983	$23,590
Gross profit	$6,351	$899	$7,240
Unallocated corporate expenses			(9,534)
Finance expenses, net			(1,618)
Income before taxes on income			$(3,912)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Year Ended December 31, 2022
Revenues	$102,598	$26,741	$129,339
Gross profit	$44,369	$2,334	$46,703
Unallocated corporate expenses			(42,171)
Finance expenses, net			(6,791)
Income before taxes on income			$(2,259)

c.	Reporting on operating segments by geographic region:

	Six months period ended June 30, 2023
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America	$36,856	$-	$36,856
Israel	2,101	13,152	15,252
Europe	3,550	-	3,550
Latin America	9,931	-	9,931
Asia	2,480	-	2,480
Others	83	-	83
	$55,001	$13,152	$68,153

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

c.	Reporting on operating segments by geographic region:

	Six months period ended June 30, 2022
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America.	$28,562	$-	$28,562
Israel	2,254	10,065	12,319
Europe	5,149	-	5,149
Latin America	3,526	-	3,526
Asia	1,760	-	1,760
Others	367	-	367
	$41,618	$10,065	$51,683

	Three months period ended June 30, 2023
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America.	$20,026	$-	$20,026
Israel	1,107	6,503	7,610
Europe	216	-	216
Latin America	8,615	-	8,615
Asia	930	-	930
Others	46	-	46
	$30,940	$6,503	$37,443

	Three months period ended June 30, 2022
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America.	$11,611	$-	$11,611
Israel	627	4,983	5,610
Europe	4,097	-	4,097
Latin America	1,496	-	1,496
Asia	776	-	776
Others	-	-	-
	$18,607	$4,983	$23,590

	Year ended December 31, 2022
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Geographical markets
U.S.A and North America	$75,851	$-	$75,851
Israel	5,290	26,741	32,031
Europe	5,277	-	5,277
Latin America	11,293	-	11,293
Asia	4,581	-	4,581
Others	305	-	305
	$102,597	$26,741	$129,338

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:- Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2		Level 3
	U.S Dollars in thousands
June 30, 2023
Derivatives instruments	$-		$(72)	$-
Contingent consideration	-		-	(21,712)

June 30, 2022
Derivatives instruments			(437)
Contingent consideration	$-	$		$(23,121)

December 31, 2022
Derivatives instruments	$-		$(92)	$-
Contingent consideration	$-		$-	$(23,534)

During the six months ended on June 30, 2023 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.